UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

NORTHSTAR HEALTHCARE INCOME, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

None or unknown

(CUSIP Number)

April 15, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N/A

1.	NAMES OF REPORTING PERSONS Comrit Investments 1, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,710,941
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,710,941
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,710,941
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Percent of class is based on 185,712,103 shares of common stock issued and outstanding as of March 21, 2024, as reported by NorthStar Healthcare Income, Inc. in its Form 10-K for the fiscal year ended December 31, 2023.

CUSIP No.: N/A

1.	NAMES OF REPORTING PERSONS Comrit Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,710,941
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,710,941
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,710,941
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Percent of class is based on 185,712,103 shares of common stock issued and outstanding as of March 21, 2024, as reported by NorthStar Healthcare Income, Inc. in its Form 10-K for the fiscal year ended December 31, 2023.

CUSIP No.: N/A

1.	NAMES OF REPORTING PERSONS Ziv Sapir
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,710,941
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,710,941
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,710,941
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Percent of class is based on 185,712,103 shares of common stock issued and outstanding as of March 21, 2024, as reported by NorthStar Healthcare Income, Inc. in its Form 10-K for the fiscal year ended December 31, 2023.

Amendment No. 1 to Schedule 13G

This Amendment No. 1 to Schedule 13G is being jointly filed on behalf of Comrit Investments 1, Limited Partnership, a Cayman Islands Exempted Limited Partnership (“Comrit LP”), Comrit Investments Ltd., an Israel limited liability public company (“Comrit Ltd.”), and Ziv Sapir, a citizen of Israel (“Mr. Sapir” and, together with Comrit LP and Comrit Ltd., the “Reporting Persons”), relating to the common stock, $0.01 par value (the “Stock”), of NorthStar Healthcare Income, Inc., a Maryland corporation (the “Issuer”).

The 9,710,941 shares of Stock reported on this Amendment No. 1 to Schedule 13G were purchased directly by Comrit LP for its own account. Comrit Ltd., as the general partner of Comrit LP, and Mr. Sapir, as the Chief Executive Officer and a controlling person of Comrit Ltd., may be deemed to have beneficial ownership (under Section 13 of the Act) of the Stock beneficially owned by Comrit LP as a result of their power to indirectly direct the vote and disposition of the same.

Pursuant to Rule 13d-4 under the Act, Comrit Ltd. and Mr. Sapir declare that the filing of this Amendment No. 1 to Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of the Act, the beneficial owner of any Stock covered by this Amendment No. 1 to Schedule 13G.

Item 1 (a).	Name of Issuer:

NorthStar Healthcare Income, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

16 East 34th Street, 18th Floor, New York, New York 10016

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons:

(i)	Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership;

(ii)	Comrit Investments Ltd., an Israel limited liability private company; and

(iii)	Ziv Sapir, an Israeli citizen.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

Item 2 (c).	Citizenship:

Comrit Investments 1, Limited Partnership – Cayman Islands

Comrit Investments Ltd. – Israel

Ziv Sapir – Israel

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2 (e).	CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

For Comrit Investments 1, Limited Partnership:

(a)	Amount beneficially owned: 9,710,941 shares of Stock

(b)	Percent of class: 5.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,710,941

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,710,941

(iv)	Shared power to dispose or to direct the disposition of: 0

For Comrit Investments Ltd.:

(a)	Amount beneficially owned: 9,710,941 shares of Stock

(b)	Percent of class: 5.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,710,941

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,710,941

(iv)	Shared power to dispose or to direct the disposition of: 0

For Ziv Sapir:

(a)	Amount beneficially owned: 9,710,941 shares of Stock

(b)	Percent of class: 5.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,710,941

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,710,941

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11 of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2024

COMRIT INVESTMENTS LTD.

/s/ Ziv Sapir
By: Ziv Sapir
Title: Chief Executive Officer

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

By: Comrit Investments Ltd., its general partner

/s/ Ziv Sapir
By: Ziv Sapir
Title: Chief Executive Officer

ZIV SAPIR

/s/ Ziv Sapir
By: Ziv Sapir

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of April 15, 2024, by and between Comrit Investments Ltd., Comrit Investments 1, Limited Partnership, and Ziv Sapir, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.